Exhibit 99.1

eLong Reports Third Quarter 2014 Unaudited Financial Results

Quarterly room nights exceed 9 million for the first time in eLong’s history

BEIJING, November 12, 2014 /PRNewswire/ -- eLong, Inc. (Nasdaq: LONG), a leading mobile and online travel service provider in China, today reported unaudited financial results for the third quarter ended September 30, 2014.

Highlights

■	Hotel room nights stayed in the third quarter increased 22% to 9.4 million room nights compared to 7.7 million in the prior year period.

■	Hotel commission revenue for the third quarter increased 6% to RMB269.8 million (US$44.0 million), compared to RMB255.2 million (US$41.7 million) in the third quarter of 2013.

■	Net revenues for the third quarter increased 2% to RMB301.5 million (US$49.1 million), compared to RMB296.9 million (US$48.5 million) in the third quarter of 2013. Total revenues for the third quarter increased to RMB323.5 million (US$52.7 million).

■	Mobile bookings comprised 48% of eLong brand room nights*, and cumulative downloads of eLong mobile apps reached the 100 million milestone, in the third quarter.

■	More than 20,000 properties have contracted to use the free, cloud-based, multi-device hotel property management systems, Yunzhanggui and Zhuzhe, produced by our investee companies, compared to over 10,000 in the second quarter.

“Our mobile lodging transactions have now surpassed 100,000 per day on peak days during holiday periods; and our lodging network has grown to more than 155,000 properties in China and over 365,000 properties worldwide. Every day our mobile applications provide real savings to our customers with tens of thousands of discounted lodging products, including pre-paid, flash sale and last minute products,” said Guangfu Cui, Chief Executive Officer of eLong.

Business Results

Revenues

Total revenues by product for the third quarter of 2014 as compared to the same period in 2013 were as follows (in RMB million):

	Q3 2014	% Total	Q3 2013%		Y/Y

Hotel reservations	269.8	84%	255.2	81%	6%
Air ticketing	26.6	8%	35.2	11%	(24%)
Other	27.1	8%	25.6	8%	6%
Total revenues	323.5	100%	316.0	100%	2%

Hotel Reservations

Hotel commission revenue increased 6% in the third quarter of 2014 compared to the same period in 2013, primarily due to higher volume, partially offset by lower commission per room night. Room nights stayed in the third quarter increased 22% year-on-year to 9.4 million; a slower rate of room night growth than in recent quarters. Commission per room night decreased 13% year-on-year, primarily due to growth of lower commission rate and lower average daily rate hotel room nights, and growth of our coupon program. Hotel commission revenue grew to 84% of total revenues from 81% in the prior year quarter.

* eLong brand room nights, excludes room nights from non-eLong brand distribution partners and resellers.

Air Ticketing

Air ticketing commission revenue decreased 24% in the third quarter of 2014 compared to the prior year quarter, due to a 21% decrease in commission per segment and a 4% decrease in air segments. Decline in commission per segment was primarily due to the lowering by major Chinese airlines of the base air commission rate from 3% to 2% in July 2014. Air ticketing commission revenue decreased to 8% of total revenues from 11% in the prior year quarter.

Other

Other revenue is primarily derived from advertising and travel insurance. Other revenue increased 6% year-on-year in the third quarter of 2014, mainly driven by increased travel insurance revenues. Other revenue was 8% of total revenues, consistent with the prior year quarter.

Profitability

Gross margin in the third quarter of 2014 was 70%, compared to 75% in the third quarter of 2013. Gross margin decline was primarily due to a decrease in hotel commission revenue per room night.

Operating expenses for the third quarter of 2014 as compared to the same period in 2013 were as follows (in RMB million):

	Q3 2014	% of Net Revenue	Q3 2013	% of Net Revenue	Y/Y Growth
Service development	73.7	25%	48.3	16%	53%
Sales and marketing	178.9	59%	211.7	72%	(16%)
General and administrative	37.4	12%	20.5	7%	82%
Amortization of intangible assets	1.5	-	0.9	-	61%
Total operating expenses	291.5	96%	281.4	95%	4%

Total operating expenses increased 4% for the third quarter of 2014 compared to the third quarter of 2013. Total operating expenses increased to 96% of net revenues in the third quarter of 2014 from 95% in the prior year quarter. Operating loss was RMB79.5 million in the third quarter of 2014 compared to operating loss of RMB57.9 million in the prior year quarter.

Service development expenses are expenses related to technology and our product offering, including our mobile applications, websites and other systems, as well as our supplier relations function. Service development expenses increased 53% compared to the prior year quarter, mainly driven by higher personnel expenses. Service development expenses increased to 25% of net revenues in the third quarter of 2014, compared to 16% in the same quarter of 2013.

Sales and marketing expenses for the third quarter of 2014 decreased 16% over the prior year quarter, driven by decreased advertising expenses. Sales and marketing expenses decreased to 59% of net revenues in the third quarter of 2014 from 72% in the same quarter of 2013.

General and administrative expenses for the third quarter of 2014 increased 82% compared to the prior year quarter, primarily due to higher share-based compensation charges. General and administrative expenses increased to 12% of net revenues in the third quarter of 2014 from 7% in the same quarter of 2013.

Other income was RMB19.1 million in the third quarter of 2014 compared to RMB16.5 million in the third quarter of 2013, primarily due to increased government subsidies.

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Income tax benefit for the third quarter of 2014 was RMB4.9 million, compared to income tax expense of RMB9.6 million during the prior year quarter.

Net loss for the third quarter of 2014 was RMB58.3 million, compared to net loss of RMB50.4 million during the prior year quarter.

Basic net loss per ADS and diluted net loss per ADS for the third quarter of 2014 were each RMB1.64 (US$0.26), compared to basic net loss per ADS and diluted net loss per ADS of RMB1.44 (US$0.24) in the prior year quarter.

As of September 30, 2014, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB1.9 billion (US$315 million), of which 90% was held in Renminbi and 10% was held in US dollars.

Business Outlook

eLong currently expects net revenues for the fourth quarter of 2014 to be within the range of a decline of 20% to an increase of 10% compared to the fourth quarter of 2013. This outlook reflects eLong’s current and preliminary view, which is subject to change.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs, limit losses and/or return to profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business, Baidu (and its subsidiary Qunar) and Qihoo for our search engine marketing, our reliance on maintaining commercial cooperation with online hotel inventory distribution partners, the risk that eLong will not be able to increase its brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest and Tencent’s shareholding in eLong, risks relating to eLong’s investments in, and acquisitions of, other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities, risks and uncertainties relating to litigation and arbitration in China, risks relating to the application of preferential tax policies, the risk that eLong will continue to incur losses, and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

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If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

Conference Call

eLong will host a conference call to discuss its third quarter 2014 unaudited financial results on November 13, 2014 at 8:30 am Beijing time (November 12, 2014, 7:30 pm ET). The dial-in number is +1-866-844-9413 for U.S. participants; +852-3001-3802 for Hong Kong participants; and 86-400-810-4731 for participants in mainland China. International participants can dial +1-210-795-0512. Pass code: eLong. An archived web cast of this call will be available for one year on the Investor Relations section of the eLong web site at http://elong.investorroom.com/.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG - News) is a leader in mobile and online accomodations reservations in China offering consumers a network of more than 365,000 properties worldwide. eLong technology enables travelers to book hotels, guesthouses, apartments and other accommodations, as well as air and train tickets, through convenient mobile and tablet applications (m.eLong.com), websites (www.eLong.com), 24 hour customer service, and easy to use tools such as destination guides, maps and user reviews. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700).

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

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eLong, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended				Nine Months Ended
	Sep. 30, 2013	Jun. 30, 2014	Sep. 30, 2014	Sep. 30, 2014	Sep. 30, 2013	Sep. 30, 2014	Sep. 30, 2014
	RMB	RMB	RMB	USD(1)	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Hotel reservations	255,182	254,065	269,822	43,959	633,879	728,727	118,724
Air ticketing	35,198	35,122	26,604	4,334	102,496	97,227	15,840
Other	25,599	23,237	27,104	4,416	62,329	72,704	11,845
Total revenues	315,979	312,424	323,530	52,709	798,704	898,658	146,409
Business tax, VAT and surcharges	(19,030)	(20,063)	(22,036)	(3,590)	(50,039)	(58,680)	(9,560)
Net revenues	296,949	292,361	301,494	49,119	748,665	839,978	136,849
Cost of services	(73,441)	(70,888)	(89,445)	(14,572)	(188,130)	(227,155)	(37,008)
Gross profit	223,508	221,473	212,049	34,547	560,535	612,823	99,841

Operating expenses:
Service development	(48,299)	(62,421)	(73,726)	(12,011)	(125,178)	(191,217)	(31,153)
Sales and marketing	(211,682)	(149,074)	(178,866)	(29,141)	(489,249)	(464,032)	(75,600)
General and administrative	(20,472)	(36,636)	(37,454)	(6,102)	(58,148)	(107,420)	(17,501)
Amortization of intangible assets	(911)	(1,467)	(1,465)	(239)	(2,735)	(4,668)	(760)
Charges related to property and equipment and intangible assets	-	-	-	-	(177)	-	-
Total operating expenses	(281,364)	(249,598)	(291,511)	(47,493)	(675,487)	(767,337)	(125,014)
Other operating income	-	30,000	-	-	-	30,000	4,887
Income/(loss) from operations	(57,856)	1,875	(79,462)	(12,946)	(114,952)	(124,514)	(20,286)

Other income/(expense):
Interest income	15,643	15,496	15,139	2,466	45,129	46,403	7,560
Government subsidy	1,034	8,776	2,684	437	1,420	14,279	2,326
Foreign exchange gain/(losses)	(377)	(2,544)	207	34	(1,399)	(3,267)	(532)
Other	190	228	1,035	169	(625)	1,919	313
Total other income	16,490	21,956	19,065	3,106	44,525	59,334	9,667
Income/(loss) before income tax benefit/(expense)	(41,366)	23,831	(60,397)	(9,840)	(70,427)	(65,180)	(10,619)
Income tax benefit/(expense)	(9,603)	6,230	4,915	801	(55,948)	3,443	561
Share of net income/(loss) in non-consolidated affiliates	575	310	(3,326)	(542)	2,646	(3,065)	(499)
Net income/(loss)	(50,394)	30,371	(58,808)	(9,581)	(123,729)	(64,802)	(10,557)
Net loss attributable to noncontrolling interests	-	1,091	502	82	-	2,590	421
Net income/(loss) attributable to eLong, Inc.	(50,394)	31,462	(58,306)	(9,499)	(123,729)	(62,212)	(10,136)
Other comprehensive income	-	-	-	-	-	-	-
Total comprehensive income	(50,394)	31,462	(58,306)	(9,499)	(123,729)	(62,212)	(10,136)

Basic net income/(loss) per share	(0.72)	0.45	(0.82)	(0.13)	(1.79)	(0.88)	(0.14)
Diluted net income/(loss) per share	(0.72)	0.44	(0.82)	(0.13)	(1.79)	(0.88)	(0.14)

Basic net income/(loss) per ADS(2)(3)	(1.44)	0.90	(1.64)	(0.26)	(3.58)	(1.76)	(0.28)
Diluted net income/(loss) per ADS(2)(3)	(1.44)	0.88	(1.64)	(0.26)	(3.58)	(1.76)	(0.28)

Shares used in computing net income/ (loss) per share:
Basic	69,668	70,657	70,943	70,943	69,293	70,697	70,697
Diluted	69,668	71,392	70,943	70,943	69,293	70,697	70,697

Share-based compensation charges included in:	15,396	33,633	29,877	4,868	32,350	92,368	15,048
Cost of services	552	896	1,012	165	1,729	2,744	447
Service development	6,836	7,178	9,330	1,520	13,580	23,043	3,754
Sales and marketing	1,441	3,976	(2,611)	(425)	3,693	4,697	765
General and administrative	6,567	21,583	22,146	3,608	13,348	61,884	10,082

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.1380 on September 30, 2014 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into USD at the rates stated herein on the reporting dates, at any other rates or at all.

Note 2: 1 ADS = 2 shares.

Note 3: Non-GAAP financial measures

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eLong, Inc.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	Dec. 31, 2013	Sep. 30, 2014	Sep. 30, 2014
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	367,061	342,080	55,732
Short-term investments	1,485,800	1,488,043	242,431
Restricted cash	103,440	103,440	16,852
Accounts receivable, net	168,093	241,254	39,305
Amounts due from related parties	66,143	95,099	15,494
Prepaid expenses	33,652	57,176	9,315
Deferred tax assets, current	6,604	9,429	1,536
Other current assets	75,880	141,241	23,011
Total current assets	2,306,673	2,477,762	403,676
Property and equipment, net	87,980	101,082	16,468
Investment in non-consolidated affiliates	52,067	157,083	25,592
Goodwill	96,256	96,256	15,682
Intangible assets, net	16,366	11,967	1,950
Deferred tax assets, non-current	11,140	14,641	2,385
Other non-current assets	58,194	48,372	7,881
Total non-current assets	322,003	429,401	69,958
Total assets	2,628,676	2,907,163	473,634

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	176,769	279,395	45,519
Income taxes payable	22,633	1,650	269
Amounts due to related parties	97,010	82,491	13,439
Deferred revenue	21,198	59,484	9,691
Accrued expenses and other current liabilities	337,903	485,913	79,165
Total current liabilities	655,513	908,933	148,083
Deferred tax liabilities, non-current	2,034	2,282	372
Other liabilities	45	45	7
Total non-current liabilities	2,079	2,327	379
Total liabilities	657,592	911,260	148,462

Shareholders’ equity
Ordinary shares	2,864	2,887	470
High-vote ordinary shares	2,691	2,691	438
Treasury stock, at cost	(30,930)	(20,669)	(3,367)
Additional paid-in capital	2,298,133	2,388,558	389,143
Statutory reserves	20,123	20,123	3,278
Accumulated deficit	(340,892)	(414,691)	(67,561)
Total eLong Inc. shareholders’ equity	1,951,989	1,978,899	322,401
Noncontrolling interest	19,095	17,004	2,771
Total shareholders’ equity	1,971,084	1,995,903	325,172
Total liabilities and shareholders’ equity	2,628,676	2,907,163	473,634

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eLong, Inc.

TRENDED OPERATIONAL METRICS

(IN THOUSANDS)

The metrics below are intended as a supplement to the financial statements found in this press release and in our filings with the SEC. In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and financial statements in our most recent press release.

We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

	2013 (Unaudited)					2014 (Unaudited)
	Q1	Q2	Q3	Q4	2013	Q1	Q2	Q3

Hotel Reservations
Room Nights	4,877	5,803	7,725	7,413	25,818	6,980	8,348	9,436
Room Nights Y/Y	71%	58%	68%	48%	60%	43%	44%	22%
Average Daily Rate Y/Y	(4%)	(5%)	(3%)	2%	(2%)	(2%)	(4%)	(2%)
Commission/Room Night Y/Y	(15%)	(18%)	(3%)	(13%)	(12%)	(21%)	(11%)	(13%)
Hotel Commissions Y/Y	47%	29%	63%	28%	41%	14%	28%	6%

Air Ticketing
Air Segments	672	671	863	828	3,034	724	699	829
Air Segments Y/Y	21%	28%	30%	30%	28%	8%	4%	(4%)
Average Ticket Price Y/Y	(1%)	(10%)	(7%)	(2%)	(5%)	1%	(1%)	(1%)
Commission/Segment Y/Y	(4%)	(7%)	(23%)	(21%)	(15%)	4%	(5%)	(21%)
Air Commissions Y/Y	17%	19%	(0%)	3%	9%	12%	(1%)	(24%)

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including basic net income/(loss) per ADS, diluted net income/(loss) per ADS, Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Adjusted Net Income/(Loss) (“ANI”) and Adjusted Net Income/(Loss) Per Share. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.

Adjusted EBITDA is defined as net income/(loss) plus (1) interest expense (income); (2) income tax expense (benefit); (3) depreciation; (4) amortization of intangible assets; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; and (8) certain other items, including restructuring charges, impairment loss on equity method investment and equity in net loss/(income) of affiliates. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense (benefit). Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation charges, other income/(expenses), and income tax expense (benefit) have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not a measure of net income/(loss), income/(loss) from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

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Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted EBITDA

(IN THOUSANDS)

	2013 (Unaudited)					2014 (Unaudited)
	Q1	Q2	Q3	Q4	2013	Q1	Q2	Q3
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income/(loss) attributable to eLong, Inc.	2,773	(76,108)	(50,394)	(44,001)	(167,730)	(35,369)	31,462	(58,306)
Net loss attributable to noncontrolling interests	-	-	-	(475)	(475)	(996)	(1,091)	(502)
Interest income	(14,629)	(14,857)	(15,643)	(15,061)	(60,190)	(15,768)	(15,496)	(15,139)
Government subsidy	(387)	-	(1,034)	(5,948)	(7,369)	(2,819)	(8,776)	(2,684)
Income tax expense/(benefit)	3,276	43,069	9,603	3,532	59,480	7,702	(6,230)	(4,915)
Depreciation	7,759	8,420	8,467	8,531	33,177	9,123	10,064	10,665
Amortization of intangible assets	913	911	911	1,230	3,965	1,735	1,467	1,465
Share-based compensation charges	10,439	6,516	15,396	30,987	63,338	28,858	33,633	29,877
Foreign exchange gain/(losses)	539	483	377	532	1,931	931	2,544	(207)
Other	(602)	(476)	(765)	(114)	(1,957)	(510)	(539)	2,291
Adjusted EBITDA	10,081	(32,042)	(33,081)	(20,787)	(75,830)	(7,113)	47,038	(37,455)

Adjusted Net Income/(Loss) generally captures all items on the statements of operations that occur in normal course operations and have been, or ultimately will be, settled in cash, and is defined as net income/(loss) plus net of tax: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets, including as part of equity-method investments, and goodwill and intangible asset impairment, (ii) losses (gains) recognized on changes in the value of contingent consideration arrangements, and (iii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; (3) foreign exchange losses; (4) certain other items, including restructuring charges; and (5) discontinued operations. We believe Adjusted Net Income/(Loss) is useful to investors because it represents eLong’s results, taking into account depreciation, which management believes is an ongoing cost of doing business, but excluding the impact of other non-cash expenses, infrequently occurring items and items not directly tied to the core operations of our businesses.

Adjusted Net Income/(Loss) Per Share is defined as Adjusted Net Income/(Loss) divided by adjusted weighted average shares outstanding, which includes dilution from options and warrants per the treasury stock method and includes all shares relating to Performance Units in shares outstanding for Adjusted Net Income/(Loss) Per Share. This differs from the GAAP method for including Performance Units, which treats them on a treasury stock method basis. Shares outstanding for Adjusted Net Income/(Loss) Per Share purposes are therefore higher than shares outstanding for GAAP Net Income/(Loss) Per Share purposes. We believe Adjusted Net Income/(Loss) Per Share is useful to investors because it represents, on a per share basis, eLong’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other items which are not allocated to the operating businesses such as interest income and income tax expense/(benefit), but excluding the effects of non-cash expenses not directly tied to the core operations of our businesses. Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share have similar limitations as Adjusted EBITDA. In addition, Adjusted Net Income/(Loss) does not include all items that affect our net income/(loss) and net income/(loss) per share for the period. Therefore, we think it is important to evaluate these measures along with our consolidated statements of operations.

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Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these non-GAAP financial measures to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	2013 (Unaudited)					2014 (Unaudited)
	Q1	Q2	Q3	Q4	2013	Q1	Q2	Q3
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income/(loss) attributable to eLong, Inc.	2,773	(76,108)	(50,394)	(44,001)	(167,730)	(35,369)	31,462	(58,306)
Net loss attributable to noncontrolling interests	-	-	-	(475)	(475)	(996)	(1,091)	(502)
Share-based compensation charges	10,439	6,516	15,396	30,987	63,338	28,858	33,633	29,877
Amortization of intangible assets	913	911	911	1,230	3,965	1,735	1,467	1,465
Foreign exchange gain/(losses)	539	483	377	532	1,931	931	2,544	(207)
Other	(80)	608	(185)	1,187	1,530	(390)	(150)	809
Adjusted net income/(loss)	14,584	(67,590)	(33,895)	(10,540)	(97,441)	(5,231)	67,865	(26,864)

Shares used in computing adjusted net income/(loss) per share:
GAAP diluted weighted average shares outstanding	69,733	69,201	69,668	69,934	69,455	70,486	71,392	70,943
Additional performance units	1,640	1,687	2,878	7,590	3,503	7,428	7,423	7,409
Adjusted weighted average shares outstanding	71,373	70,888	72,546	77,524	72,958	77,914	78,815	78,352

Adjusted net income/(loss) per share	0.20	(0.95)	(0.47)	(0.14)	(1.34)	(0.07)	0.86	(0.34)

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